                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. ___


                           FRISCH'S RESTAURANTS, INC.
                           --------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    358748101
                                    ---------
                                 (CUSIP Number)

  JAMES R. CUMMINS, ESQ., BROWN, CUMMINS & BROWN CO., L.P.A., 3500 CAREW TOWER,
             441 VINE STREET, CINCINNATI, OHIO 45202 (513) 381-2121
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 24, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (CONTINUED ON FOLLOWING PAGES)
                               (PAGE 1 OF 5 PAGES)

CUSIP NO. 358748101                 SCHEDULE 13D               PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Mrs. Blanche F. Maier     -     ###-##-####
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a)     [ ]              (b)     [X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY
--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS
                 PF, OO
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   [   ]
--------------------------------------------------------------------------------

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States Citizen
--------------------------------------------------------------------------------

NUMBER OF SHARES        7.      SOLE VOTING POWER                 1,690,982(1)
                        ----------------------------------------------------
BENEFICIALLY OWNED      8.      SHARED VOTING POWER                     -0-
                        ----------------------------------------------------
BY EACH REPORTING       9.      SOLE DISPOSITIVE POWER              614,420
                        ----------------------------------------------------
PERSON WITH             10.     SHARED DISPOSITIVE POWER             89,170
                        ----------------------------------------------------


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,690,982
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [X]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

(1) Includes 614,420 shares over which Mrs. Maier has sole voting and investment power and the following shares over which Mrs. Maier, as Voting Trustee, was given sole voting power pursuant to a Voting Trust Agreement dated June 26, 1997 (attached as an exhibit hereto): 764,197 shares owned by Jack C. Maier, Craig F. Maier and Karen F. Maier as Co-Trustees of the Trust established under the Will of David Frisch, deceased (the "David Frisch Trust"); 89,170 shares owned by Mrs. Maier and Jack C. Maier as Co-Trustees of the Trust established under the Will of Shirley F. Heinichen, deceased; and 223,195 shares owned by Jack C. Maier as Trustee under the Annette Frisch Trust dated January 4, 1991 (the "Annette Frisch Trust"). Mrs. Maier has no dispositive power over the shares owned by the David Frisch Trust and the Annette Frisch Trust.

CUSIP NO. 358748101               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                             ADDITIONAL INFORMATION

         This filing contains information previously reported on Form 3's, Form 4's, Form 5's and Frisch's Restaurants, Inc.'s Schedule 14A's.

ITEM 1.  SECURITY AND ISSUER:

         This statement relates to the common stock, no par value, of Frisch's Restaurants, Inc. ("Frisch's"). The principal executive offices of Frisch's are located at 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

ITEM 2.  IDENTITY AND BACKGROUND:

         a.       Mrs. Blanche F. Maier
         b.       2800 Gilbert Avenue, Cincinnati, Ohio 45206
         c. Mrs. Maier is a Director of Frisch's and is the General Partner of JBM Limited Partnership.
         d. Mrs. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         e. Mrs. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mrs. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding andy violation with respect to such laws.
         f.       Mrs. Maier is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The securities beneficially owned by Mrs. Maier were partially acquired as a result of Mrs. Maier becoming a Trustee of the (i) Trust established under the Will of Shirley F. Heinichen deceased, (the "Heinichen Trust"), and (ii) a Voting Trustee with respect to shares owned by the Annette Frisch Trust dated January 4, 1991 and the David Frisch Trust. Mrs. Maier also acquired shares through gifts and bequests, awards and exercises of stock options, stock dividends, and purchases with personal funds. The acquisitions have been disclosed on Form 3's, 4's and 5's which were filed with the Securities and Exchange Commission. The security ownership of Mrs. Maier has also been reported annually in Frisch's Schedule 14A proxy statements.

ITEM 4.  PURPOSE OF TRANSACTION:

         Mrs. Maier acquired her present stock positions (i) partially as a result of becoming a Trustee of the Heinichen Trust, (ii) partially as a result of becoming the Voting Trustee of shares held by the Annette Frisch Trust dated January 4, 1991 and the David Frisch Trust, (iii) as purchases by Mrs. Maier for investment, and (iv) as stock dividends. All shares beneficially owned by Mrs. Maier are held as long-term investments in Frisch's. Mrs. Maier intends to continually review her investment in the shares and take such actions with respect to her investment as she deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares and disposing of shares. In addition, Mrs. Maier currently intends, at the next annual shareholders meeting, presently scheduled for October 5, 1998, to vote for Mr. William J. Reik, Jr.

CUSIP NO. 358748101               SCHEDULE 13D                PAGE 4 OF 5 PAGES
--------------------------------------------------------------------------------

and Mr. Lorrence T. Kellar as two new directors and for Mr. Jack C. Maier and Mr. William A. Mauch as continuing directors. Except as set forth above, Mrs. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (a)      See page 2, nos. 11 and 13.
         (b) Mrs. Blanche F. Maier beneficially owns 1,690,982 shares pursuant to the Act and the regulations promulgated thereunder. This includes:

                  (i) 606,057 shares over which Mrs. Maier has sole voting and investment power, as General Partner of the JBM Limited Partnership;
                  (ii) 8,363 shares over which Mrs. Maier has sole voting and investment power;
                  (iii) 89,170 shares over which Mrs. Maier has sole voting but shares investment power with Mr. Jack C. Maier under the Trust established under the Will of Shirley
                           F. Heinichen;
                  (iv) 764,197 shares owned by Jack C. Maier, Craig F. Maier and Karen F. Maier as Co-Trustees of the David Frisch Trust over which Mrs. Maier has sole voting power but no dispositive power; and
                  (v) 223,195 shares owned by Jack C. Maier as Trustee under the Annette Frisch Trust dated January 4, 1991, over which Mrs. Maier has sole voting power but no dispositive power.

                  Not included in this amount are 64,033 shares owned by Jack C. Maier, Mrs. Maier's husband, as to which Mrs. Maier disclaims beneficial ownership.

                  Mr. Jack C. Maier, 2800 Gilbert Avenue, Cincinnati, Ohio 45206, is a Director and Chairman of the Board of Frisch's and is a limited partner of JBM Limited Partnership. Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Maier is a United States citizen.

         (c) On September 1, 1998, the David Frisch Trust transferred voting power over 2,264 shares to Mrs. Maier as sole Voting Trustee pursuant to the Voting Trust Agreement dated June 26, 1997, attached as an exhibit hereto.
         (d) Jack C. Maier and Blanche F. Maier serve as Co-Trustees of the Trust established under the Will of Shirley Heinichen, deceased, therefore they each share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by the Trust.
         (e)      N/A

CUSIP NO. 358748101              SCHEDULE 13D                 PAGE 5 OF 5 PAGES
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Pursuant to a Voting Trust Agreement dated June 26, 1997, Mrs. Blanche
F. Maier, as Voting Trustee, was given sole voting power with respect to the following shares: (i) 89,170 shares owned by Jack C. Maier and Blanche F. Maier as Co-Trustees of the Trust established under the Heinichen Trust; (ii) 764,197 shares owned by Jack C. Maier, Craig F. Maier and Karen F. Maier, as Co-Trustees of the David Frisch Trust; and (iii) 223,195 shares owned by Jack C. Maier as Trustee of the Annette Frisch Trust dated January 4, 1991. Blanche F. Maier is the wife of Jack C. Maier. Craig F. Maier is the son of Jack C. Maier and Blanche F. Maier and the brother of Karen F. Maier. Karen F. Maier is the daughter of Jack C. Maier and Blanche F. Maier and the sister of Craig F. Maier. Mrs. Blanche F. Maier does not affirm the existence of a group.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS:

         1.       Voting Trust Agreement dated June 26, 1997.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   September 1, 1998                 /s/ Mrs. Blanche F. Maier
                                           -------------------------------------
                                           Mrs. Blanche F. Maier

                             VOTING TRUST AGREEMENT
                             ----------------------


         This Agreement, dated this 26th day of June, 1997, by and between JACK
C. MAIER and BLANCHE F. MAIER, Trustees of the Trust Established under the Will of Shirley F. Heinichen, JACK C. MAIER, Trustee of the Annette Frisch Trust dated January 4, 1991, and JACK C. MAIER, CRAIG F. MAIER, and KAREN F. MAIER, Co-Trustees of Trust Established under Item X B(a) of the Will of David Frisch f.b.o. Blanche F. Maier (and Issue) (hereinafter called "the Shareholders") and BLANCHE F. MAIER, as Voting Trustee (hereinafter called "the Voting Trustee").

                                   WITNESSETH:

         1. OWNERSHIP OF SHARES: The Shareholders collectively own 1,074,298 shares of Frisch's Restaurants, Inc., an Ohio corporation (hereinafter called "the Company"), which shares of stock are hereinafter referred to as "the Shares".

         2. DEPOSIT AND TRANSFER OF SHARES: Upon the execution of this Agreement, the Shareholders will deposit with the Voting Trustee their certificates for the Shares, together with assignment transferring the Shares to the Voting Trustee.

         3. VOTING TRUST CERTIFICATE: Upon the transfer of the Shares to the Voting Trustee, the Voting Trustee will deliver to each Shareholder a Voting Trust Certificate for his/her Shares in substantially the same form as "Exhibit 1" attached hereto.

         4. TRANSFER OF VOTING TRUST CERTIFICATES: The Voting Trust Certificates may only be transferred in accordance with terms contained therein and this Voting Trust Agreement. Voting Trust Certificates shall be transferable only upon the books of the Voting Trustee by the registered holder thereof in person or by attorney upon surrender of the certificate properly endorsed and any transfers so made shall vest in the transferee all right and interest of the transferor in and under the Voting Trust Certificate or Certificates transferred under this Agreement, and upon such transfer the Voting Trustee shall deliver or cause to be delivered to the transferee a Voting Trust Certificate or Certificates for the same number of Shares of the Company as are represented by the Voting Trust Certificate so transferred. Upon such transfer, the Voting Trustee and the Company may treat the registered holder of a Voting Trust Certificate as the owner thereof for all purposes whatsoever.

         5.       TITLE AND AUTHORITY OF TRUSTEES:

                  (a) Title to the Shares of the Company deposited hereunder shall be vested in the Voting Trustee and may be transferred to the Voting Trustee or to her nominee or nominees on the books of the Company, but as holder of said Shares the Voting Trustee assumes no liability as shareholder, her interest therein and hereunder being that of Trustee only.

                  (b) The Voting Trustee shall, in respect of the rights of the shares so held by her, possess and be entitled to exercise all rights of shareholders of every kind and character, including, but not limited to: the right to vote such shares and to take part in or consent in writing or otherwise to any corporate or shareholders' action, whether ordinary or extraordinary, including the election of directors, the adoption of any amendment to the Articles of Incorporation and/or the Regulations of the Company deemed by her in her unrestricted discretion desirable; changes in the number of directors; increases or decreases in the number of shares of the Company, all upon such terms and conditions and under such circumstances as she in her unrestricted discretion may from time to time determine; and to do or perform any other act or thing which the shareholders of the Company are now or may hereafter be entitled to do or perform.

                  (c) Holders of Voting Trust Certificates shall not have any right, either under said Voting Trust Certificate or under this Agreement, or under any agreement, express or implied or otherwise, with respect to the Shares held by the Voting Trustee hereunder, to vote such Shares for the election of directors or to take part in or consent to any corporate or shareholders' action or to do or perform any other act or thing which shareholders of the Company are now or may hereafter become entitled to do or perform.

         6. CASH DIVIDENDS: The registered holder of each Voting Trust Certificate shall be entitled, until distribution of the Shares represented thereby as hereinafter provided, to receive from time to time payments equal to the dividends, received by the Voting Trustee from the shares represented by such Voting Trust Certificate, except for dividends of shares payable on any class of stock of the Company. The Voting Trustee may, in her discretion, from time to time instead of receiving and distributing any dividend declared on the Shares subject hereto, authorize the Company to make payment thereof direct to the registered holders of the outstanding Voting Trust Certificates.

         7. STOCK DIVIDENDS: If the Voting Trustee shall receive any certificates for shares of the Company issued by way of dividend upon the shares held by her under this Agreement or otherwise, the Voting Trustee shall hold such shares subject to the terms of this Agreement and shall issue Voting Trust Certificates representing such share certificates to those entitled thereto.

         8. RECLASSIFICATION OF SHARES: If the Company shall reclassify its shares, sell all or substantially all of its assets, consolidate with or merge into another corporation, or if another corporation shall merge into the Company, the shares into which the Shares then on deposit hereunder shall be reclassified and any shares issued in exchange or substitution for the Shares then on deposit hereunder upon a sale of assets, merger or consolidation, shall become subject to the terms and conditions of this Agreement as if such shares had been originally deposited hereunder.

         9. VOTING TRUSTEE AS DIRECTOR ONLY: The Voting Trustee may act as a director, but not as an officer or employee of the Company, and may vote for herself as such, and may contract with the Company or be or become financially interested in any matter or transaction to which the Company may be a party or in which in any way it may be concerned.

    10. RESPONSIBILITY OF VOTING TRUSTEE: In voting the Shares deposited hereunder or in doing any act with respect to the control or management of the Company or its affairs, or otherwise acting hereunder, the Voting Trustee shall exercise her best judgment in the interests of the Company and in the proper management of its affairs and promotion of its interest and in the interests of the Shareholders, but the Voting Trustee assumes no responsibility with respect thereto or of any action taken by her. The Voting Trustee shall receive reimbursement or indemnity for and against all claims, expenses and liabilities incurred by her, or asserted against her in connection with or growing out of this Agreement or the discharge of her duties hereunder. All such claims, expenses, or liabilities shall be charged to the holders of the Voting Trust Certificates pro rata, and shall be deducted from dividends or other contributions to them, or may be made a charge payable as a condition to the delivery of shares in exchange for Voting Trust Certificates as provided herein, and the Voting Trustee shall be entitled to a lien therefor upon the shares, funds, or other property in his possession. The Voting Trustee is authorized to construe this Agreement, and her construction of the same in good faith, or upon advice of counsel of her own choosing who may be counsel for the Company or for any shareholder or the holder of any Voting Trust Certificates, shall be final, conclusive and binding upon all holders of Voting Trust Certificates, and upon all other parties interested. The Voting Trustee, as shareholder, Trustee or otherwise, shall not be liable for any error or judgment or mistake of law or other mistake, or for any act or omission by her or by any agent or attorney, or for any misconstruction of this Agreement or for anything else except only her own individual willful misconduct.

    11. TERM OF TRUST - DISTRIBUTION:

                  (a) This Voting Trust shall commence effective the date of this Agreement and terminate ten (10) years from the date hereof or if earlier upon the death of Voting Trustee. At the end of the ten year term, and upon termination, this Voting Trust shall be automatically renewed for an additional ten year term, to which the affirmative assent of the Shareholders will be presumed unless notice to the contrary is given to the Voting Trustee by a Shareholder within thirty (30) days after the end of the ten year term. Upon the end of the second ten year term, and subsequent ten year terms, this Voting Trust will be automatically renewed in accordance with the procedure described above.

                  (b) This Agreement may also be extended by the deposit with the Voting Trustee on or before the expiration of the original ten (10) year term hereof, or on or before the expiration of any renewal term, of an agreement of extension signed by holders of Voting Trust Certificates representing not less than the majority of such shares deposited hereunder.

                  (c) The Voting Trust may be terminated by the Voting Trustee upon thirty (30) days written notice to the Shareholders.

                  (d) Upon the termination of this Agreement, the Voting Trustee shall distribute the Shares held by her hereunder or the proceeds of any sale thereof and any right or rights to receive deferred payments for the Shares together with any evidence of such deferred payment obligations to the registered holder of the Voting Trust Certificate in accordance with their respective interests therein. If required by the Voting Trustee, the holders of the Voting Trust Certificates shall surrender the same to the Voting Trustee by properly executed transfers thereof and the Voting Trustee shall not be obligated to make distribution until such Voting Trust Certificates have been so surrendered. All Shares distributed by the Voting Trustee shall after distribution remain subject to any agreements, sales, mortgages, pledges or other encumbrances or restrictions to which they have been subjected by the Voting Trustee during the term of the Voting Trust.

    14.  MISCELLANEOUS:

                  (a) The invalidity or non-enforceability of any term or provisions of this Agreement or of the Voting Trust Certificates shall in no way impair or affect the balance thereof, which shall remain in full force and effect.

         Signed at Cincinnati, Ohio, June 26, 1997.


         VOTING TRUSTEE


/s/
--------------------------------
Blanche F. Maier


         SHAREHOLDERS


Trust Established Under Will
of Shirley F. Heinichen


by: /s/
   -----------------------------
    Jack C. Maier, Trustee

                  and


by: /s/
   -----------------------------
    Blanche F. Maier


Annette Frisch Trust dated 1/4/91


by: /s/
   -----------------------------
    Jack C. Maier, Trustee


Trust Established Under Item X B(a)
of the Will of David Frisch
by: /s/
   -----------------------------
    Jack C. Maier, Trustee

                  and


by: /s/
   -----------------------------
    Craig F. Maier, Trustee

                  and



by: /s/
   -----------------------------
    Karen F. Maier, Trustee